Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Vivid Seats Announces Post-Merger Public Company Board of Directors

Nominees Bring Strong Public Company Experience Ahead of Merger Completion

David Donnini to Become Chairman of the Board

CHICAGO, IL – August 16, 2021 – Vivid Seats Inc. (“Vivid Seats” or “the Company”), a leading marketplace that utilizes its technology platform to connect millions of fans with thousands of ticket sellers across hundreds of thousands of events each year, announced its proposed public company Board of Directors in its registration statement on Form S-4/A filed with the SEC on August 16, 2021, which is expected to be effective as of the closing of its proposed merger with Horizon Acquisition Corporation (“Horizon”) (NYSE: HZAC), and subsequent listing on the NASDAQ under ticker “SEAT”.

This Board, chaired by David Donnini, consists of nine directors, and brings decades of leadership experience across various industries, including technology and e-commerce industries.

Mr. Donnini commented, “I am honored and eager to work alongside this experienced group of directors.  We anticipate significant growth in this business and I believe the expertise of my fellow Board members will be instrumental as we work to further position Vivid Seats as the leading ticket marketplace in the industry.”

“I am thrilled to have a best-in-class Board of Directors with deep experience across multiple industries,” said Stan Chia, Chief Executive Officer of Vivid Seats. “I am confident that with this Board in place we will have valuable insights and perspectives to strategically grow the business for the long-term.”

“The formation of this Board is a testament to Vivid Seats’ growth potential, technological innovation, and commitment to its customers,” said Todd Boehly, Chief Executive Officer and Director of Horizon Acquisition Corporation. “The Board will play a crucial role as the Company continues to outpace the industry and develop efficient and exciting ways to serve its users.”

Post-merger Board Member nominees are:

David Donnini, Chairman of the Board

Upon the Closing, Mr. Donnini will serve as a member of the Vivid Seats Board. Mr. Donnini joined GTCR in 1991 and is currently a Managing Director, where he leads GTCR’s business services efforts. Prior to joining GTCR, Mr. Donnini worked at Bain & Company. Mr. Donnini is currently a director of AssuredPartners, Consumer Cellular, Park Place Technologies and Sotera (NYSE: SHC), where he serves on the Nomination and Corporate Governance Committee. Mr. Donnini previously served as a director of more than thirty previous GTCR investments.  Mr. Donnini received his B.A. from Yale University and his M.B.A. from Stanford Graduate School of Business.

Todd Boehly

Upon the Closing, Mr. Boehly will serve as a member of the Vivid Seats Board. Mr. Boehly has been Horizon’s Chief Executive Officer and Director since June 2020. Mr. Boehly has also served as the Chief Executive Officer and Director of Horizon Acquisition Corporation II (NYSE: HZON) since August 2020.  In 2015, Mr. Boehly co-founded Eldridge, a holding company with a unique network of businesses across finance, technology, real estate and entertainment, and since then has served as the Chairman and Chief Executive Officer.  Mr. Boehly worked at Guggenheim Partners, the global asset manager, from 2001 to 2015, most recently as President. Mr. Boehly serves on the Board of Kennedy-Wilson Holdings (NYSE: KW) and is an owner of the L.A. Dodgers, the L.A. Lakers, and the L.A. Sparks. Mr. Boehly received his B.B.A. from the College of William & Mary and studied at the London School of Economics.

Stan Chia

Upon the Closing, Mr. Chia will serve as Chief Executive Officer of Vivid Seats PubCo and as a member of the Vivid Seats Board. Mr. Chia joined Vivid Seats as Chief Executive Officer in November 2018. In this role, Mr. Chia leads the efforts to further elevate Vivid Seats and its offerings to consumers and sellers of tickets, building on Vivid Seats’ success as a leading marketplace with industry-pacing technology, track record of innovation and world-class experience for buying and selling live event tickets. Prior to joining Vivid Seats, Mr. Chia served as Chief Operating Officer from April 2015 to November 2018 at Grubhub Inc., an online and mobile food ordering and delivery marketplace. He has also held senior roles at Amazon.com, Inc., Cisco Systems, Inc., and General Electric Company, where he led strategic businesses and organizations. He also serves on the Board of Directors of 1871, as a member of the nominating and governance committee, and on the President’s advisory board of the Georgia Institute of Technology. Mr. Chia received his bachelor’s degree in Industrial Engineering from the Georgia Institute of Technology and his master of business administration degree from Emory University. Mr. Chia also served in the Singapore Armed Forces as an Armored Infantry Platoon Commander.

Martin Taylor, Independent

Upon the Closing, Mr. Taylor will serve as a member of the Vivid Seats Board. Mr. Taylor has been an Operating Managing Director at Vista Equity Partners since 2006. In this role, he works with the leadership teams in the Vista portfolio creating value. Prior to joining Vista, Mr. Taylor spent over 13 years at Microsoft Corporation, in various capacities, including roles managing corporate strategy, sales, product marketing and segment focused teams in North America and Latin America.  Mr. Taylor has served on the board of Jamf Holding Corp. (NASDAQ: JAMF) since 2017 and Ping Identity Holding Corp. (NYSE: PING) since November 2020. Mr. Taylor attended George Mason University.

Jane DeFlorio, Independent and Audit Committee Chair

Upon the Closing, Ms. DeFlorio will serve as a member of the Vivid Seats Board. Ms. DeFlorio was Managing Director, Deutsche Bank AG Retail/Consumer Sector Investment Banking Coverage from 2007 to 2013. While at Deutsche Bank, Ms. DeFlorio covered a range of mid- to large-cap retail clients. From 2002 to 2007, Ms. DeFlorio was an Executive Director in the Investment Banking Consumer and Retail Group at UBS Investment Bank. Ms. DeFlorio has served on the board of SITE Centers Corp. (NYSE: SITC) since 2017, where she is Chair of the Audit Committee and a member of the Compensation and Pricing Committees. Ms. DeFlorio served as a Director of Perry Ellis International from 2014 to 2018. Ms. DeFlorio is a member of the Board of Trustees and Chairman of the Audit and Risk Committee at The New School University in New York City. She also serves on the Boards of Directors for The Parsons School of Design, and the Museum at Fashion Institute of Technology. Ms. DeFlorio is a graduate of the University of Notre Dame and Harvard Business School.

Julie Masino, Independent

Upon the Closing, Ms. Masino will serve as a member of the Vivid Seats Board. Since January 2020, Ms. Masino has served as the President, International of Taco Bell, a subsidiary of Yum! Brands (NYSE: YUM). In this role, she drives all aspects of marketing, technology, product development, franchise management and corporate operations. Ms. Masino served as President, North America of Taco Bell from January 2018 to December 2019. Ms. Masino held senior positions at Mattel (NASDAQ: MAT) from April 2017 to January 2018 and at Sprinkles Cupcakes from 2014 to 2017. Ms. Masino serves on the board of PhysicianOne Urgent Care.  Ms. Masino received her B.A from Miami University.

Craig Dixon, Independent

Upon the Closing, Mr. Dixon will serve as a member of the Vivid Seats Board. Mr. Dixon is the Co-Founder and Co-Chief Executive Officer of The St. James, a leading developer and operator of premium performance, wellness and lifestyle brands, technology experiences and destinations.  From 2006 to 2013, Mr. Dixon was Senior Counsel and Assistant Corporate Secretary at Smithfield Foods, a global food business, where he focused on mergers and acquisitions and corporate governance and served as general counsel to multiple operating business units. Mr. Dixon began his legal career at McGuireWoods LLP and Cooley LLP, and as a Law Clerk to the Honorable James R. Spencer, United States District Court for the Eastern District of Virginia. He is a member of the Board of Trustees of Episcopal High School. Mr. Dixon received his B.B.A. from the College of William & Mary and his J.D. from William & Mary School of Law.

Mark M. Anderson

Upon the Closing, Mr. Anderson will serve as a member of the Vivid Seats Board. Mr. Anderson joined GTCR in 2000 and is currently a Managing Director. He previously worked at Bowles Hollowell Conner & Co. Mr. Anderson has served as a Director of Gogo Inc. (NASDAQ: GOGO) since March 2021, and also currently serves as a Director of CommerceHub and Jet Support Services Inc. In addition, Mr. Anderson was previously a at Beeline, CAMP Systems, Cision, Global Traffic Network, Land Lease Group, Lytx and Landmark Aviation. Mr. Anderson received his B.A from the University of Virginia and his M.B.A from Harvard Business School.

Tom Ehrhart

Upon the Closing, Mr. Ehrhart will serve as a member of the Vivid Seats Board. Mr. Ehrhart joined GTCR in 2012 and is currently a Director. Prior to joining GTCR, Mr. Ehrhart worked as an Analyst in the Financial Institutions group at Credit Suisse. Mr. Ehrhart serves on the Board of Directors of AssuredPartners and Consumer Cellular. He was previously a director of GreatCall and Park Place Technologies.  Mr. Ehrhart received his B.A. from Georgetown University.

For more information about the transaction, please visit www.horizonacquisitioncorp.com/.

About Vivid Seats

Founded in 2001, Vivid Seats is a leading online ticket marketplace committed to becoming the ultimate partner for connecting fans to the live events, artists, and teams they love. Based on the belief that everyone should “Experience It Live”, the Chicago-based company provides exceptional value by providing one of the widest selections of events and tickets in North America and an industry leading Vivid Seats Rewards program where all fans earn on every purchase. Vivid Seats has been chosen as the official ticketing partner by some of the biggest brands in the entertainment industry including ESPN, Rolling Stone, and the Los Angeles Clippers. Through its proprietary software and unique technology, Vivid Seats drives the consumer and business ecosystem for live event ticketing and enables the power of shared experiences to unite people. Vivid Seats is recognized by Newsweek as America’s Best Company for Customer Service in ticketing. Fans who want to have the best live experiences can start by downloading the Vivid Seats mobile app, going to vividseats.com, or calling at 866-848-8499.

About Horizon Acquisition Corporation

Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Horizon is sponsored by Horizon Sponsor, LLC, an affiliate of Eldridge Industries, LLC (“Eldridge”). Horizon is led by Todd L. Boehly, the Co-founder, Chairman and Chief Executive Officer of Eldridge. Horizon’s securities are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols HZAC, HZAC WS and HZAC.U. Learn more at www.horizonacquisitioncorp.com/.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon will merge with and into Vivid Seats, which will be the surviving entity and the going-forward public company and filed the Registration Statement with the SEC, which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Caution Concerning Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Horizon’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; Horizon and Vivid Seats’ ability to manage growth; Horizon and Vivid Seats’ ability to execute its business plan and meet its projections; potential litigation involving Vivid Seats or Horizon; changes in applicable laws or regulations, and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the entertainment/technology/software industry in the markets in which Vivid Seats and Horizon operate; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. None of Vivid Seats or undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investors

Ashley DeSimone, ICR
Ashley.DeSimone@icrinc.com
646-677-1827

Brett Milotte, ICR
Brett.Milotte@icrinc.com
332-242-4344

Media
Julia Young, ICR
Julia.Young@icrinc.com
646-277-1280